Exhibit 99.3
OROMIN
Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

November 18, 2010	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN ANNOUNCES POSITIVE DRILLING RESULTS
FROM SEVERAL ASPECTS OF ONGOING RESOURCE EXPANSION PROGRAM

New Drill Results include:

  15.09 g/t Au over 6 metres at Golouma South

  10.14 g/t Au over 5 metres at Golouma West

  3.47 g/t Au over 8 metres at Kerekounda

  6.45 g/t Au over 15 metres at Masato

  1.00 g/t Au over 24 metres at Niakafiri Southwest

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Limited (“OJVG”), is pleased to provide an update to the ongoing 2010 drilling program at the OJVG Gold Project (the “Project”) in eastern Sénégal, West Africa. The current drilling is focused on resource and reserve expansion with particular emphasis on Golouma Style, higher grade gold deposits and initial definition drilling of higher grade gold potential beneath the proposed open pit at the Masato deposit. This program also includes the outlining of additional near-surface oxide heap leach potential at the Masato Style Bulk Tonnage deposits such as at Niakafiri Southwest. The current drill program is presently employing five drill rigs.

GOLOUMA STYLE DEPOSITS

As part of OJVG’s intention to expand the Golouma Style deposits’ higher grade resources amenable to underground mining, one focus of the current drilling campaign is on defining areas of resource/reserve expansion potential at depth, below the existing Golouma West, Golouma South, Kerekounda and Kourouloulou deposits. The Golouma Deposits’ indicated resources contain 1,218,000 ounces of gold. Their mineable reserves total 7,364,000 tonnes containing 960,000 ounces of gold at the diluted grade of 4.06 g/t Au. (See July 15, September 22 news releases and November 9 Short Form Prospectus for details).

The new drill results plus those previously reported in Oromin’s news release, dated September 22, 2010 are listed below and in Appendix A. These drill results confirm the continuity of mineralization and increasing expansion potential for those higher grade Golouma Style deposits down-dip and below the limits of the resource/reserve block model used for the July 2010 Feasibility Study. Highlights from this drilling include:

15.09 g/t Au over 6 m at Golouma South in DH-860	10.14 g/t Au over 5 m at Golouma West in DH-868
7.05 g/t Au over 6 m at Golouma South in DH-862	8.12 g/t Au over 7 m at Golouma West in DH-892
3.19 g/t Au over 6 m at Golouma South in DH-869	3.47 g/t Au over 8 m at Kerekounda in DH-883
3.79 g/t Au over 4 m at Golouma South in DH-873	8.02 g/t Au over 11 m at Kerekounda in DH-849*
8.26 g/t Au over 11 m at Golouma South in DH-519*	10.19 g/t Au over 3 m at Kerekounda in DH-855*
4.15 g/t Au over 12 m at Golouma South in DH-848*	49.82 g/t Au over 7 m at Kourouloulou in DH-837*
2.67 g/t Au over 7 m at Golouma West in DH-863	11.18 g/t gold over 7 m at Kourouloulou in DH-853*

*Previously reported (see news release dated September 22, 2010)

MASATO DEPOSIT – UNDERGROUND

Drill results from the higher grade underground targets below the proposed open pit at the Masato Deposit are very encouraging and continue to confirm the presence of continuous zones of higher grade gold mineralization potentially amenable to underground mining. As with the Golouma Style higher grade deposits, higher grade resources beneath the proposed open pit at Masato are being remodelled, with emphasis on higher grade, continuous zones of mineralization with a minimal underground mining width of 2 metres.

Key results from Masato expansion drilling include: (see Appendix B for details)

1.94 g/t Au over 12 m in DH-859	1.44 g/t Au over 12 m in DH-890
6.12 g/t Au over 15 m in DH-864	4.35 g/t Au over 10 m in DH-890
5.13 g/t Au over 3 m in DH-867	3.29 g/t Au over 14 m in DH-890
3.18 g/t Au over 5 m in DH-872	3.78 g/t Au over 9 m in DH-890
1.36 g/t Au over 14 m in DH-874	5.31 g/t Au over 3 m in DH-890
6.78 g/t Au over 2 m in DH-875	2.21 g/t Au over 10 m in DH-891
2.17 g/t Au over 6 m in DH-875	5.14 g/t Au over 5 m in DH-891
2.85 g/t Au over 5 m in DH-875	3.16 g/t Au over 7 m in DH-891
3.38 g/t Au over 4 m in DH-876	1.98 g/t Au over 11 m in DH-891
3.46 g/t Au over 3 m in DH-877	2.99 g/t Au over 3 in DH-893
4.05 g/t Au over 10 m in DH-878	2.01 g/t Au over 15 m in DH-893
2.45 g/t Au over 8 m in DH-879	2.56 g/t Au over 9 m in DH-270*
4.13 g/t Au over 2 m in DH-881	3.60 g/t Au over 7 m in DH-277*
3.03 g/t Au over 4 m in DH-882	2.56 g/t Au over 28 m in DH-279*
4.73 g/t Au over 2 m in DH-884	5.70 g/t Au over 9 m in DH-335*
4.12 g/t Au over 4 m in DH-884	3.21 g/t Au over 19 m in DH-439*
2.08 g/t Au over 11 m in DH-884	6.47 g/t Au over 23 m in RC-201*
2.86 g/t Au over 4 m in DH-885	2.18 g/t Au over 43 m in RC-208*
2.02 g/t Au over 8 m in DH-885	7.89 g/t Au over 7 m in RC-384*
2.21 g/t Au over 4 m in DH-888	3.32 g/t Au over 10 m in RC-408*
2.10 g/t Au over 14 m in DH-888	8.86 g/t Au over 25 m in DH-312*
1.74 g/t Au over 14 m in DH-888	5.24 g/t Au over 5 m in DH-736*
6.92 g/t Au over 6 m in RC-295*

*Previously reported (see news release dated September 22, 2010)

In the Feasibility Study completed by SRK Consulting (Canada) Inc. (“SRK”) and filed in July 2010, only the near surface, open pittable portion of the indicated resources at Masato was converted to reserves that would be mined and blended with higher grade gold reserves from the Golouma Style deposits prior to CIL treatment. The Masato Deposit’s measured and indicated resources contain 1,640,692 ounces of gold. The open pittable mineable reserves total 10,154,000 tonnes containing 460,000 ounces of gold at a diluted grade of 1.41 g/t Au. (See September 22, 2010 news release and November 9 Short Form Prospectus for details).

MASATO STYLE BULK TONNAGE DEPOSITS

There are currently five Masato Style Bulk Tonnage deposits: Masato, Niakafiri Southeast and Niakafiri Southwest, Maki Medina and Kobokoto, of which only the Masato deposit open pit resources and reserves was included in the 2010 Feasibility Study economic analysis. Also, new discoveries have been recently confirmed at Kinemba and Koutouniokollo (see news release dated September 22, 2010). All of these deposits are located over a 13 kilometre known strike length on the west flank of the northeast trending structural corridor that runs through the OJVG project. Drilling has recently commenced at the Niakafiri Southwest deposit where 24 new holes have been drilled over a current strike of approximately 300 metres, of which only results for RC-791 are currently available. Key recent results from these Masato Style Bulk Tonnage deposits include: (see Appendix C for details)

1.00 g/t Au over 24 m at Niakafiri SW in RC-791	1.28 g/t Au over 10 m at Kobokoto in RC-787*
1.26 g/t Au over 21 m at Niakafiri SE in RC-790*	1.59 g/t Au over 12 m at Kobokoto in RC-788*
1.86 g/t Au over 7 m at Kobokoto in RC-778*	2.32 g/t Au over 9 m at Kobokoto in DH-836*
0.87 g/t Au over 63 m at Kobokoto in RC-783*	1.59 g/t Au over 5 m at Kobokoto in DH-838*
0.73 g/t Au over 32 m at Kobokoto in RC-784*

*Previously reported (see news release dated September 22, 2010)

ENGINEERING STUDIES ON HEAP LEACH RESERVE POTENTIAL

OJVG has contracted Ausenco Solutions Canada Inc. (“Ausenco”) which is completing a desktop study and valuation of the Project’s heap leach potential for the Masato style bulk tonnage deposits. The study will set out the criteria that can be used to define additional resources that would be amenable to heap leach treatment. Oromin believes there is additional reserve potential in lower grade oxide resources that were excluded from the reserves in the Feasibility Study as they did not meet the economic cut-off grade criteria (i.e. 0.7 g/t Au cut-off grade was used for Masato open pit reserves) to be treated at the proposed CIL plant.

RESOURCE AND RESERVES UPDATES Q1 AND Q2 2011

The Company has engaged SRK to complete a resource update which we expect to issue in Q1 2011 and to complete a reserve and Feasibility Study update which we expect to issue in Q2 2011. The scope of the updated study will not only reflect the updated reserves and underground mining potential at Masato, but also examine anticipated improvements to the plant design that result from ongoing optimization studies presently being carried by Ausenco and inclusion of the results of the current drilling program to year end 2010.

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Appendix A

Golouma Style Deposits Results
Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold Grade (g/t)
GOLOUMA SOUTH	DH-857 DH-860 DH-862 DH-866 DH-869 DH-873 DH-519* DH-848*	53117N/14926E 53139N/14905E 53144N/14865E 53095N/14900E 53119N/14870E 53043N/14933E 53175N/14942E 53200N/14952E	110/-60 110/-60 110/-60 110/-60 110/-60 110/-60 110/-60 123/-61	286-288 286-292 incl.289-290 310-316 352-358 incl.355-357 363-366 276-280 incl.279-280 370-371 320-326 370-371 284-288 262-273 incl.271-272 257-269 incl.261-267	2 6 1 6 6 2 3 4 1 5 6 1 4 11 1 12 6	4.46 15.09 35.99 3.85 7.05 18.29 2.77 2.91 9.14 2.39 3.19 8.09 3.79 8.26 44.86 4.15 7.06

GOLOUMA WEST	DH-863 DH-865 DH-868 DH-889 DH-892	53272N/14845E 53095N/14598E 53718N/14303E 53745N/14302E 53822N/14185E	015/-60 015/-75 107/-78 110/-77 148/-64	232-239 incl.237-239 337-339 210-215 incl.211-213 203-206 330-337 incl.330-331	7 2 2 5 2 3 7 1	2.67 6.67 4.28 10.14 16.99 3.06 8.12 47.55

KEREKOUNDA	DH-883 DH-849* DH-855*	54674N/15222E 54484N/15298E 54505N/15199E	060/-60 055/-69 060/-62	276-284 322-333 incl.327-332 372-375	8 11 5 3	3.47 8.02 13.85 10.19

KOUROULOULOU	DH-837* DH-853*	53475N/15309E 53530N/15384E	030/-65 035/-70	275-282 incl.280-282 and 281-282 197-204 incl.203-204	7 2 1 7 1	49.82 164.47 287.80 11.18 65.29

* Previously reported.

Mineralized intervals are based on 1-metre samples utilizing 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Appendix B

Masato Deposit Results below planned open pit
Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold Grade (g/t)
MASATO	DH-859 DH-864 DH-867 DH-872 DH-874 DH-875 DH-876 DH-877 DH-878 DH-879 DH-881 DH-882 DH-884 DH-885 DH-886 DH-888 DH-890 DH-891 DH-893

59812N/14504E

59827N/14462E

59820N/14483E

59867N/14443E

59679N/14463E

59720N/14466E

59750N/14503E

59712N/14488E

59758N/14482E

59774N/14439E

59767N/14461E

59573N/14469E

59624N/14446E

59517N/14451E

59624N/14445E

59592N/14423E

59495N/14451E

59592N/14425E

59509N/14422E

110/-63 110/-63 110/-63 111/-62 111/-62 110/-63 110/-63 109/-63 110/-63 109/-63 109/-63 115/-62 115/-68 115/-68 115/-76 115/-66 115/-65 115/-74 115/-65

204-216

incl.206-208

226-241

incl.230-236

and 235-236

185-188

206-221

229-230

164-169

189-203

incl.189-195

166-168

180-186

215-220

203-207

164-167

193-203

198-206

204-206

100-104

141-144

150-154

143-145

186-190

incl.186-188

224-246

incl.231-242

and 240-242

122-126

162-165

221-229

incl.222-224

143-148

164-179

incl.172-179

and 173-175

197-203

226-227

253-261

326-331

incl.299-300

130-134

167-181

incl.178-181

221-235

incl.233-235

144-156

180-190

incl.181-184

200-214

incl.203-207

235-244

incl.235-238

150-160

incl.150-154

172-192

incl.187-192

209-216

211-213

301-312

incl.304-307

105-108

148-163

incl.151-153

12 2 15 6 1 3 15 1 5 14 6 2 6 5 4 3 10 8 2 4 3 4 2 4 2 22 11 2 4 3 8 2 5 15 7 2 6 1 8 5 2 4 14 3 14 2 12 10 3 14 4 9 3 10 4 20 5 7 2 11 3 3 15 2

1.94

4.86

6.12

11.63

36.68

5.13

2.06

28.26

3.18

1.36

2.06

6.78

2.17

2.85

3.38

3.46

4.05

2.45

4.13

3.03

2.77

2.50

4.73

4.12

7.62

1.34

2.08

5.71

2.86

2.46

2.02

3.79

1.77

6.45

12.61

37.60

1.80

14.76

2.19

2.37

3.56

2.21

2.10

4.05

1.74

3.95

1.44

4.35

8.49

3.29

7.42

3.78

5.31

2.21

3.63

2.56

5.14

3.16

5.08

1.98

3.46

2.99

2.01

3.22

Mineralized intervals are based on 1-metre samples utilizing 0.5 and 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Masato Deposit Results below planned open pit
Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold Grade (g/t)
	DH-891 DH-893	59592N/14425E 59509N/14422E	115/-74 115/-65	150-160 incl.150-154 172-192 incl.187-192 209-216 211-213 301-312 incl.304-307 105-108 148-163 incl.151-153	10 4 20 5 7 2 11 3 3 15 2	2.21 3.63 2.56 5.14 3.16 5.08 1.98 3.46 2.99 2.01 3.22

Mineralized intervals are based on 1-metre samples utilizing 0.5 and 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Appendix C

Masato Style Bulk Tonnage Deposits Results
Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold Grade (g/t)
NIAKAFIRI SOUTHWEST	RC-791	56075N/12642E	090/-50	48-72 incl.62-67	24 5	1.00 2.30

NIAKAFIRI SOUTHEAST	RC-790*	56194N/13359E	105/-50	4-25	21	1.26

KOBOKOTO	RC-778* RC-779* RC-783* RC-784* RC-787* RC-788* DH-836* DH-838*	51530N/10585E 51556N/10554E 51967N/10860E 51993N/10829E 51998N/10886E 51881N/10839E 51689N/10860E 51993N/10829E	130/-50 130/-50 130/-50 130/-50 130/-50 130/-50 130/-50 130/-50	17-24 53-56 55-118+ 78-110+ 56-66 44-56 105-114 47-52	7 3 63+ 32+ 10 12 9 5	1.86 1.34 0.87 0.73 1.28 1.59 2.32 1.59

* Previously reported.   + Terminates in Mineralization.

Mineralized intervals are based on 1-metre samples utilizing 0.5 and 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.